Biofrontera Inc · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR AND EMAIL

August 11, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 26, 2021 File No. 333-257722

We are submitting this letter in response to the comment letter, dated August 2, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and our Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amendment No. 2 marked to indicate changes from the Amendment No. 1 to the Registration Statement filed on July 26, 2021. In addition to addressing the comments raised by the Staff in its letter, we have revised the Amendment No. 2 to update other disclosures. Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the pages in the marked version of the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed on July 26, 2021

Summary

Overview, page 1

1.	With this amendment you removed explanatory information such as the column headings from the chart on page 2, which was a form of pipeline table, and also appears in your business section. Revise to clarify what the information here represents, as the introduction to this chart is not clear. For example, explain what “Start anticipated 2022” for Ameluz for “AK: Trunk & extremities” refers to where column three indicates “Phase III in preparation.” Also clarify why you removed the territory information.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised pages 2 and 64 of Amendment No. 2 to provide an updated chart as well as to clarify the information presented in the table. Our intent is to simplify the prior presentation to present the information that is most pertinent to an investment in a company that commercializes, but does not clinically develop, pharmaceutical products solely in the United States. The updated chart includes which indications are currently being, or will be, sought in the United States, the type of study that will be undertaken for each indication, the status of ongoing or future trials related to those indications and when it is anticipated that patient recruitment will begin for each such trial. Since we only have a license to market these products in the United States, we removed the territory information as superfluous.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Overview

Selling, General and Administrative Expenses, page 51

2.	Refer to comment 1. Revise to clarify on what basis you have determined that “Biofrontera AG and its wholly owned subsidiaries will continue to provide these services following the consummation of the Offering with the same terms for reimbursement and allocation of expenses,” which is the cost plus 6% “accounting consolidation, IT support, and pharmacovigilance” services “based on costs incurred plus 6% in accordance with the Intercompany Services Agreement with Biofrontera AG dated January 1, 2016.” The Master Services Agreement does not appear to provide for those terms and you state that the prior agreement is no longer in force and is not carried forward with the new agreement, although the recitals appear to contemplate the terms would be carried forward. The new agreement appears to require each new service be agreed with a new statement of work. To the extent the companies have agreed to follow the terms of the previous Master Service Agreement, and it provides the material terms of the new agreement, file it as an exhibit. If not, revise the disclosure here and throughout to clarify how you will account for intercompany services.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 51 and 101 to reflect that the reimbursement and allocation of expenses will be based on the terms of the prior intercompany services agreement until such time as a statement of work with provisions for the reimbursement and allocation of expenses is executed under our Services Agreement (as defined below). Prior to the consummation of the offering, we will enter into an amended and restated Master Contract Services Agreement (the “Services Agreement”) which will clarify that the parties have agreed to follow the terms of the prior intercompany services agreement until such time as a statement of work is executed under the Services Agreement whose terms supersede the prior intercompany services agreement.

As requested by the Staff, we will file by amendment prior to the effectiveness of the Registration Statement the prior intercompany services agreement. We respectfully advise the Staff that we will file by amendment prior to the effectiveness of the Registration Statement the Services Agreement as amended as Exhibit 10.8 and have updated the description of the Services Agreement on pages 2, 51, 75 and 101 accordingly.

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA	Page 2 of 4
Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)

Business

Our Strategy, page 65

3.	As discussed, we note your potential exchange offer for your parent addressed here, as well as the disclosure remaining in the document that you will be a controlled company under Nasdaq listing standards after the consummation of this offer. Tell us whether you have determined your potential exchange offer for your parent is reasonably feasible. And if it is feasible, if it would, in fact, enable you to control your pipeline and revenues given the nature of German corporate law. Tell us what consideration you have given to revising this document to provide more detailed disclosure regarding the nature of your plans, even though they may be tentative, including additional material risk factor disclosure.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 65 to provide more detail regarding the conditions under which a potential exchange offer for our parent would be possible, including the restrictions on holding shares of our parent under German law, the requirements for the offer under German law and the need for approval from our shareholders to issue more than 20% of our shares in the exchange offer. As the Staff has noted, we expect to be a controlled company under Nasdaq listing standards following the consummation of the offering based on the anticipated offering size. Under German law, we are not permitted to acquire shares of our parent as long as we are still controlled by our parent. If we are a controlled company under Nasdaq listing standards, then we would be controlled by our parent under German Law as well. If we cease to be a controlled company under Nasdaq listing standards, we could still be deemed to be controlled by our parent if in a shareholder meeting Biofrontera AG holds the majority of shares present and entitled to vote (even if that is less than 50% of our total outstanding shares). Consequently, in order to launch a potential exchange offer for shares of Biofrontera AG, Biofrontera AG’s holdings would need to be reduced substantially below 50% of our total outstanding shares.

At this time, we are not able to estimate how much further Biofrontera AG’s holdings would need to be reduced following the offering in order for us to no longer be considered a company controlled by Biofrontera AG under German law. Moreover, even if we had an estimate of the amount to be reduced, we do not know if the means will be available to reduce Biofrontera AG’s holdings by such an amount. The most common ways to reduce Biofrontera AG’s holdings would be either for us to issue more shares to investors (other than Biofrontera AG or its affiliates) or for Biofrontera AG to sell some of the shares it currently holds. However, we are not sure whether there will be sufficient demand for our shares to support a follow-on offering or sales into the secondary market. If there are other means by which Biofrontera AG could reduce its holdings in our company, we will not be able to explore them prior to the consummation of the offering. In addition, we would need the consent of the underwriters to issue any shares in a follow-on offering or other transaction that occurred within 180 days of this Offering. Because of the uncertainties surrounding a reduction of Biofrontera AG’s holdings, we are not able at this time to determine if it would be feasible for us to go forward with a potential exchange offer, although it remains a possible option for our future development.

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA	Page 3 of 4
Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)

Legal Proceedings, page 77

4.	We note the disclosure added here with respect to the jury trial to begin November 29, 2021. Revise this section to address all legal proceedings required to be disclosed pursuant to Item 103 of Regulation S-K, including any additional claims referenced in the risks factors on pages 14-15 or elsewhere in the document, or explain why no additional disclosure is required. Revise this or another appropriate section of the document to explain how legal costs and liability are distributed pursuant to the separation agreements. Revise the risk factor on page 15 to describe the factual basis alleged to underlie the proceedings and provide more information regarding the relief sought. Refer to Item 103(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 77 to indicate that the litigation involving DUSA is the only proceeding required to be disclosed pursuant to Item 103 of Regulation S-K as all the specific claims referenced on page 15 are part of the same proceeding. We respectfully advise the Staff that we have also revised the disclosure on page 15 to describe the factual bases alleged to underlie the claims in the proceeding, provide more information regarding the relief sought and to explain how we and Biofrontera AG have agreed to allocate the legal costs and any liability in connection with the proceeding.

Directors, page 89

5.	Please file the consent of each director nominee as an exhibit to your registration statement. See Securities Act Rule 438.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed as Exhibits 99.1, 99.2 and 99.3 to Amendment No. 2 the consent for each director nominee in accordance with Rule 438 of the Securities Act.

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at e.monaco@biofrontera.com or (781) 486-1502.

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Ralph De Martino
Schiff Hardin LLP

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA	Page 4 of 4
Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)